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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2004

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   May 20, 2004

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

      RSM COMMENCES GOLDWEDGE PROGRAM DRILLING AND DECLINE CONSTRUCTION IN JUNE, 2004

for immediate release

SPARKSNEVADA, May 19, 2004, Royal Standard Minerals Inc.  has commenced the first phase of a drilling program and expects to start the decline construction phase in early June, 2004 on the Goldwedge deposit, Nye County, Nevada.  The drilling program is relegated to infill and extension drilling, obtaining additional lithologic, structural and water table data for the decline construction phase.

The Company has contracted Widman Contractors Inc. from Baker City, Oregon to carry out the decline construction and bulk sampling phases of the program.  Mr. Widman has considerable experience in underground mining and construction in the western US including Idaho and Nevada.  If this program commences in early June, 2004 the decline construction phase and bulk sampling program is expected to take 4-5 months to complete.

This program will furnish very important data regarding the continuity and quality of the gold mineralization.  This work will also yield important information in regard to the most appropriate mining method(s) to limit excessive dilution and maintain mine safety during the proposed development and production stages of this deposit.  The bulk sample will assist with the determination of the best methods to recover the gold.  The Company’s position at this time is that the majority of the gold is expected to be recovered by gravity methods with an onsite plant.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com